Exhibit 99.3

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31,	2020*	2019*
(millions of US dollars)
Operating revenues	318.5	290.5
Operating expenses
Operating, maintenance and other	116.2	108.0
Depreciation and amortization	46.5	43.1
Property and other taxes	80.1	79.9

Total operating expenses	242.8	231.0

Operating income	75.7	59.5
Other income, net	1.9	0.2

Earnings	77.6	59.7

*	Not covered by the auditor’s report

The accompanying notes are an integral part of these consolidated financial statements.

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Spectra NEXUS Gas Transmission, LLC	DTE NEXUS, LLC	Total
(millions of US dollars)
December 31, 2018	1,260.2	1,260.2	2,520.4
Earnings	29.8	29.9	59.7
Distributions to members	(72.6)	(72.6)	(145.2)
Contributions from members	127.0	127.0	254.0
Attributed deferred tax recovery	0.3	0.3	0.6

December 31, 2019*	1,344.7	1,344.8	2,689.5
Earnings	38.8	38.8	77.6
Distributions to members	(62.6)	(62.7)	(125.3)
Contributions from members	23.0	23.0	46.0
Attributed deferred tax expense	(0.4)	(0.5)	(0.9)
Other	(0.1)	(0.1)	(0.2)

December 31, 2020*	1,343.4	1,343.3	2,686.7

*	Not covered by the auditor’s report

The accompanying notes are an integral part of these consolidated financial statements.

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2020*	2019*
(millions of US dollars)
Operating activities
Earnings	77.6	59.7
Adjustments to reconcile earnings to net cash provided by operating activities:
Depreciation and amortization	46.5	43.1
Changes in operating assets and liabilities	7.9	87.9

Net cash provided by operating activities	132.0	190.7

Investing activities
Capital expenditures	(44.8)	(149.7)
Acquisition (Note 4)	(8.0)	(154.2)
Construction advances	—	(2.4)

Net cash used in investing activities	(52.8)	(306.3)

Financing activities
Distributions to members	(115.4)	(145.2)
Contribution from members	46.0	254.0

Net cash (used in)/provided by financing activities	(69.4)	108.8

Effect of translation of foreign denominated cash and cash equivalents and restricted cash	(0.1)	—
Net change in cash and cash equivalents and restricted cash	9.7	(6.8)
Cash and cash equivalents and restricted cash at beginning of year	54.1	60.9

Cash and cash equivalents and restricted cash at end of year	63.8	54.1

Supplementary cash flow information
Distribution payable	9.9	—
Property, plant and equipment non-cash accruals	11.0	27.1

*	Not covered by the auditor’s report

The accompanying notes are an integral part of these consolidated financial statements.

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2020*	December 31, 2019*
(millions of US dollars)
Assets
Current assets
Cash and cash equivalents	63.8	46.1
Restricted cash	—	8.0
Receivables - trade, net	15.9	15.3
Receivables - affiliates (Note 7)	12.0	12.2
Construction advances	2.1	2.4
Gas imbalance receivable	6.3	2.5
Other	3.5	2.9

	103.6	89.4
Property, plant and equipment, net (Note 5)	2,609.9	2,633.0
Regulatory assets (Note 3)	49.2	50.2
Other long-term assets	2.5	1.9
Intangible assets, net (Note 6)	45.2	42.3
Goodwill	14.8	14.9

Total assets	2,825.2	2,831.7

Liabilities and members’ equity
Current liabilities
Accounts payable	11.7	27.4
Accounts payable - affiliates (Note 7)	16.6	19.3
Distributions payable	9.9	—
Taxes accrued	89.6	78.0
Deferred credits	—	8.0
Other	10.7	9.5

	138.5	142.2

Commitments and contingencies (Note 9)
Members’ equity	2,686.7	2,689.5

Total liabilities and members’ equity	2,825.2	2,831.7

*	Not covered by the auditor’s report

The accompanying notes are an integral part of these consolidated financial statements.

NEXUS GAS TRANSMISSION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 (not covered by the auditor’s report)

1. BUSINESS OVERVIEW AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

NEXUS Gas Transmission, LLC (collectively, “we”, “our”, “us” and the “Company”) is a Delaware limited liability company and is owned 50% by Spectra NEXUS Gas Transmission, LLC (an indirect subsidiary of Enbridge Inc. (Enbridge)) and 50% by DTE NEXUS, LLC (a direct subsidiary of DTE Pipeline Company (DTE)), collectively the “Members”. We are engaged in the transmission of natural gas received from Appalachian shale gas supplies to markets in the United States (US) Midwest, including Ohio, Michigan and Illinois, as well as Ontario, Canada. We are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). The consolidated financial statements reflect the results of operations, financial position and cash flows of our company. The consolidated financial statements do not include any of the assets, liabilities, revenues or expenses of the Members. Amounts are stated in US dollars unless otherwise noted.

CONSOLIDATION

The consolidated financial statements reflect the elimination of intercompany transactions and balances.

USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements. Significant estimates and assumptions used in the preparation of the Consolidated Financial Statements include, but are not limited to: carrying values of regulatory assets and liabilities (Note 3); purchase price allocations (Note 4); expected credit losses; depreciation rates and carrying value of property, plant and equipment (Note 5); amortization rates of intangible assets (Note 6); measurement of goodwill (Note 4); and commitments and contingencies (Note 9). Actual results could differ from these estimates.

REGULATION

We are subject to the rules and regulations of the FERC, who exercises statutory authority over matters such as rates, ratemaking and agreements with customers. To recognize the economic effects of the actions of the regulator, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected under US GAAP for non rate-regulated entities. Regulatory assets represent amounts that are expected to be recovered from customers in future periods through rates. Regulatory liabilities represent amounts that are expected to be refunded to customers in future periods through rates. Regulatory assets are assessed for impairment if we identify an event indicative of possible impairment. The recognition of regulatory assets and liabilities is based on the actions, or expected future actions, of the regulator. To the extent that the regulator’s actions differ from our expectations, the timing and amount of recovery or settlement of regulatory balances could differ significantly from those recorded. In the absence of rate regulation, we would generally not recognize regulatory assets or liabilities and the earnings impact would be recorded in the period the expenses are incurred or revenues are earned. A regulatory asset or liability is recognized in respect of deferred income taxes when it is expected the amounts will be recovered or settled through future regulator-approved rates. We believe that the recovery of our regulatory assets as at December 31, 2020 is probable over the periods described in Note 3 - Regulatory Matters.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

Allowance for funds used during construction (AFUDC) represents the estimated debt and equity costs of capital funds necessary to finance the construction and expansion of certain new regulated facilities, consists of two components, an equity component and an interest expense component. The equity component is a non cash item. After construction is completed, we are permitted to recover these costs through inclusion in the rate base and in the depreciation provision. AFUDC is capitalized as a component of Property, plant and equipment, net on the Consolidated Statements of Financial Position, with offsetting credits to the Consolidated Statements of Earnings through Other income. The total amount of AFUDC included in the Consolidated Statements of Earnings was immaterial for the years ended December 31, 2020 and December 31, 2019.

REVENUE RECOGNITION

Revenues from the transportation of natural gas are recognized when the service has been performed, the amount of revenue can be reliably measured and collectibility is reasonably assured. Revenues related to these services provided but not yet billed are estimated each month. These estimates are generally based on contract data, regulatory information and preliminary throughput and allocation measurements. Final bills for the current month are billed and collected in the following month. Differences between actual and estimated revenues are immaterial.

INCOME TAXES

We are not subject to federal income taxes, but rather our taxable income or loss is reported on the income tax returns of our members. We are subject to cost-based regulation and consequently record a regulatory tax asset in connection with the tax gross up of AFUDC equity. The corresponding deferred tax liability is recognized as an Attributed deferred tax expense in the Consolidated Statements of Changes in Members’ Equity since we are a pass-through entity.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short-term investments with a term to maturity of three months or less when purchased.

RESTRICTED CASH

Cash and cash equivalents that are restricted as to withdrawal or usage, in accordance with specific commercial arrangements, are presented as Restricted cash on the Consolidated Statements of Financial Position.

CURRENT EXPECTED CREDIT LOSSES

Accounts receivables are measured at cost and a loss allowance matrix is utilized to measure lifetime expected credit losses. The matrix contemplates historical credit losses by age of receivables, adjusted for any forward-looking information and management expectations. Other loan receivables and applicable off-balance sheet commitments utilize a discounted cash flow methodology which calculates the current expected credit losses based on historical default probability rates associated with the credit rating of the counterparty and the related term of the loan or commitment, adjusted for forward-looking information and management expectations.

NATURAL GAS IMBALANCES

The Consolidated Statements of Financial Position include in-kind balances as a result of differences in gas volumes received and delivered for customers. Since settlement of certain imbalances is in-kind, changes in the balances do not have an effect on our Consolidated Statements of Earnings or Consolidated Statements of Cash Flows. Natural gas volumes owed to or by us are valued at natural gas market index prices as at the dates of the Consolidated Statements of Financial Position.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost. Expenditures for construction, expansion, major renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred. Expenditures for project development are capitalized if they are expected to have future benefit. For our rate-regulated assets, AFUDC is included in the cost of property, plant and equipment and is depreciated over future periods as part of the total cost of the related asset. AFUDC includes both an interest component and, if approved by the regulator, a cost of equity component. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the assets commencing when the asset is placed in service.

When we retire property, plant and equipment, we charge the original cost plus the cost of retirement, less salvage value, to accumulated depreciation and amortization. When we sell entire regulated operating units, or retire or sell certain non-regulated properties, the cost is removed from the property account and the related accumulated depreciation and amortization accounts are reduced. Any gain or loss is recorded in earnings, unless otherwise required by FERC.

PRELIMINARY PROJECT COSTS

Project development costs, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized when it is determined that recovery of such costs through regulated revenues of the completed project is probable.

INTANGIBLE ASSETS

Intangible assets consist primarily of certain software costs and customer relationships. We capitalize costs incurred during the application development stage of internal use software projects. Customer relationships represent the underlying relationship from long-term agreements with customers that are capitalized upon acquisition. Intangible assets are generally amortized on a straight-line basis over their expected lives, commencing when the asset is available for use.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets on acquisition of a business. The carrying value of goodwill, which is not amortized, is assessed for impairment annually, or more frequently if events or changes in circumstances arise that suggest the carrying value of goodwill may be impaired. We perform our annual review of the goodwill balance on September 1.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. When performing a qualitative assessment, we determine the drivers of fair value and evaluate whether those drivers have been positively or negatively affected by relevant events and circumstances since the last fair value assessment. Our evaluation includes, but is not limited to, assessment of macroeconomic trends, regulatory environments, capital accessibility, operating income trends and industry conditions. Based on our assessment of the qualitative factors, if we determine it is more likely than not that the fair value is less than its carrying amount, a quantitative goodwill impairment test is performed.

The quantitative goodwill impairment test involves determining the fair value of goodwill and comparing that value to its carrying value. If the carrying value, including allocated goodwill, exceeds its fair value, goodwill impairment is measured at the amount by which the carrying value exceeds the fair value. This amount should not exceed the carrying amount of goodwill. Fair value is estimated using a discounted cash flow model technique. The determination of fair value using the discounted cash flow model technique requires the use of estimates and assumptions related to discount rates, projected operating income, terminal value growth rates, capital expenditures and working capital levels. The cash flow projections included significant judgments and assumptions relating to revenue growth rates and expected future capital expenditure.

On September 1, 2020, we performed a quantitative goodwill impairment assessment for our reporting units with no resulting impairment charge. No indicators of goodwill impairment were identified during the remainder of 2020.

LONG-LIVED ASSET IMPAIRMENT

We review the carrying values of our long-lived assets as events or changes in circumstances warrant. If it is determined that the carrying value of an asset exceeds the undiscounted cash flows expected from the asset, we calculate fair value based on the discounted cash flows and write the assets down to the extent that the carrying value exceeds the fair value.

CHANGES IN ACCOUNTING POLICIES

Goodwill

We previously performed our annual goodwill impairment test on April 1 of the previous fiscal year. Beginning with the year ended December 31, 2020, we moved the annual goodwill impairment test from April 1 to September 1 to better align with the preparation and review of our long-range plan, which is used in the test. The change does not delay, accelerate or avoid an impairment charge.

ADOPTION OF NEW ACCOUNTING STANDARDS

Recognition of Leases

Effective January 1, 2020, we adopted ASU 2016-02 on a modified retrospective basis. The new standard was issued with the intent to increase transparency and comparability among organizations. It requires lessees of operating lease arrangements to recognize right-of-use assets and the related lease liabilities on the statements of financial position and disclose additional key information about lease agreements. The new standard also replaces the current definition of a lease and requires that an arrangement be recognized as a lease when a customer has the right to obtain substantially all of the economic benefits from the use of an asset, as well as the right to direct the use of the asset. The adoption of this standard did not have a material impact on our consolidated financial statements.

Clarifying Interaction between Collaborative Arrangements and Revenue from Contracts with Customers

Effective January 1, 2020, we adopted ASU 2018-18 on a retrospective basis. The new standard was issued in November 2018 to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, Accounting Standards Codification (ASC) 606. In determining whether transactions in collaborative arrangements should be accounted for under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. ASU 2018-18 also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The adoption of this ASU did not have a material impact on our consolidated financial statements.

Accounting for Credit Losses

Effective January 1, 2020, we adopted ASU 2016-13 on a modified retrospective basis.

The new standard was issued in June 2016 with the intent of providing financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The previous accounting treatment used the incurred loss methodology for recognizing credit losses that delayed the recognition until it was probable a loss had been incurred. The accounting update adds a new impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the Financial Accounting Standards Board believes results in more timely recognition of such losses.

Further, ASU 2018-19 was issued in November 2018 to clarify that operating lease receivables should be accounted for under the new leases standard, ASC 842, and are not within the scope of ASC 326, Financial Instruments - Credit Losses.

The adoption of this ASU did not have a material impact on the Consolidated Statements of Earnings, Comprehensive Income or Cash Flows during the period.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Customers

For December 31, 2020, two of our five largest customers accounted for approximately 27% and 19% of our revenues with the remaining three customers accounting for approximately 12% each. For December 31, 2019, two of our five largest customers accounted for approximately 30% and 20% of our revenues with the remaining three customers accounting for approximately 12% each.

Disaggregation of Revenue

All significant operating revenues for the year ended December 31, 2020 were earned from contracts with customers for the transportation of natural gas.

Contract Balances	Contract Receivables	Contract Assets
(millions of US dollars)
Balance at December 31, 2020	27.9	2.5
Balance at December 31, 2019	27.5	1.7

Contract receivables represent the amount of receivables derived from contracts with customers.

Contract assets represent the amount of revenue which has been recognized in advance of payments received for performance obligations we have fulfilled (or partially fulfilled) and prior to the point in time at which our right to the payment is unconditional. Contract assets are reported within Other long-term assets on the Consolidated Statements of Financial Position and amounts are transferred to accounts receivable when our right to the consideration becomes unconditional.

There were no contract liabilities as at December 31, 2020 or December 31, 2019.

Revenue from Unfulfilled Performance Obligations

Total revenue from performance obligations expected to be fulfilled in future periods is approximately $3.5 billion, of which $281 million is expected to be recognized during the year ended December 31, 2021.

Excluded from these amounts are variable considerations, effects of escalation on certain contracts that have a duration of one year or less pursuant to the practical expedient provision of the standard, and interruptible contracts not enforceable until volumes are nominated by customers for transportation.

Long-Term Transportation Agreements

For long-term transportation agreements, significant judgments pertain to the period over which revenue is recognized. Transportation revenue earned from firm contracted capacity arrangements is recognized ratably over the contract period. Transportation revenue from interruptible or volumetric-based arrangements is recognized when services are performed.

Estimates of Variable Consideration

Revenue from arrangements subject to variable consideration is recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Uncertainties associated with variable consideration relate principally to differences between estimated and actual volumes and prices. These uncertainties are resolved each month when actual volumes are sold or transported and actual tolls and prices are determined.

Performance Obligations Satisfied Over Time

For arrangements where transportation services are transferred, we recognize revenue over time using the output method. Outputs are determined based on the volumes of commodities delivered or transported and correspond directly to the benefits received by the customer during that period. All operating revenues earned by us for the years ended December 31, 2020 and December 31, 2019 were from services transferred over time.

Determination of Transaction Prices

Prices for gas processing and transportation services are determined based on the capital cost of the facilities, pipelines and associated infrastructure required to provide such services plus a rate of return on capital invested that is determined either through negotiations with customers or through regulatory processes for those operations that are subject to rate regulation.

Payment Terms

Payments are received monthly from customers under long-term transportation contracts.

3. REGULATORY MATTERS

We record assets and liabilities that result from the regulated ratemaking process that would not be recorded under US GAAP for non-regulated entities. See Note 1- Business Overview and Significant Accounting Policies for further discussion.

December 31,	2020	2019
(millions of US dollars)
Regulatory Assets
Regulatory asset related to income taxes[1,2]	49.2	50.2

Total Regulatory Assets	49.2	50.2

Regulatory Liabilities
Fuel tracker[3,4]	3.6	3.0

Total Regulatory Liabilities	3.6	3.0

1	Relates to tax gross-up of AFUDC equity portion and is included in Regulatory assets.
2	Amortized over the life of the related property, plant and equipment.
3	Included in Current liabilities - Other.
4	Includes amounts settled in cash annually through transportation rates in accordance with FERC gas tariffs.

Rate-Related Information

We continue to operate under rates approved by the FERC in 2017.

4. ACQUISITIONS

On September 20, 2019 we acquired 100% of Generation Pipeline LLC (GPL) for a cash purchase price of $163.2 million, including estimated closing adjustments (the acquisition).

GPL was founded in 2015 and operates a 23-mile, 24-inch diameter pipeline with approximate capacity of 355,000 MMBtu per day. The system does not include any compressor stations and is capable of increasing capacity to 650,000 MMBtu per day without additional compression. The pipeline originates at the Maumee Hub in Lucas County, Ohio where it interconnects with Panhandle Eastern Pipeline and ANE Pipeline and delivers gas to industrial customers near the port of Toledo, Ohio. The pipeline went into service in September, 2016.

GPL’s existing infrastructure provides access to future growth opportunities from growing power and industrial demand in Ohio. In addition, there are potential opportunities to connect our existing infrastructure with that of GPL via lateral pipelines to further broaden market access capabilities.

The acquisition was accounted for as a business combination under the acquisition method of accounting as prescribed by ASC 805 Business Combinations. The acquired tangible and intangible assets were recorded at their estimated fair values at the date of acquisition.

The purchase price allocation was completed as at September 20, 2019 along with the determination of remaining goodwill. The following table summarizes the estimated fair values that were assigned to the net assets of GPL:

September 20,	2019
(millions of US dollars)
Fair value of net assets acquired:
Cash and cash equivalents	1.0
Accounts receivable (a)	2.1
Contract asset (b)	1.7
Property, plant and equipment (c)	109.4
Intangible assets - contractual relationships (d)	38.1
Current liabilities (e)	(4.0)

148.3
Goodwill (f)	14.9

163.2

Purchase price:
Cash	163.2

a)

Accounts receivable represents outstanding invoices for transportation services provided to customers. Due to the short-term nature, and the low probability of non-collection, it was assumed that the fair value would not be materially different from the carrying value.

b)	Contract asset represents an outstanding receivable from a customer for services which GPL had already performed.
c)

Property, plant and equipment acquired includes pipeline, metering and receipt stations, land, rights-of way and construction in progress. We have applied the valuation methodologies described in ASC 820 Fair Value Measurements and Disclosures, to value the property, plant and equipment purchased. The fair value of GPL’s property, plant and equipment was primarily determined using a cost approach aided by the income approach utilized in the context of an economic obsolescence analysis. Some of the more significant assumptions inherent in the development of the values included the reliance on internal data primarily due to a lack of publicly available third-party data related to similar transactions.

d)

Intangible assets acquired represent contractual relationships arising from long-term transportation contracts with three customers. Capitalized upon acquisition, the fair value has been determined using an income approach. Intangible assets are amortized on a straight-line basis over their expected lives.

e)	Current liabilities represent accounts payable and accrued expenses. Due to the short-term nature it was assumed that the fair value would not be materially different than the carrying value.
f)

As part of the acquisition we recorded $14.9 million in goodwill, which is primarily related to access to future growth opportunities from growing power and industrial demand in Ohio, in addition to potential opportunities to connect the Company’s existing infrastructure to that of GPL via lateral pipelines.

Cash of $8.0 million was held back from the consideration paid to the seller and held in escrow until immaterial closing adjustments were finalized in late 2020. As at December 31, 2019 our Consolidated Statements of Financial position reflect Restricted cash and Deferred credits of $8.0 million. As at December 31, 2020 these amounts are nil.

Post acquisition, we began consolidating GPL and since the closing date of September 20, 2019 through to December 31, 2019, GPL generated $3.7 million in operating revenues and $1.3 million in earnings.

5. PROPERTY, PLANT AND EQUIPMENT

December 31,	Weighted Average Depreciation Rate	2020	2019
(millions of US dollars)
Plant
Natural gas transmission	1.7%	2,330.1	2,282.2
Distribution	2.0%	106.1	106.0
Rights of way	1.7%	252.9	252.4
Land	—%	15.9	15.9
Construction in progress	—%	0.9	27.3

Total property, plant and equipment		2,705.9	2,683.8
Total accumulated depreciation		(96.0)	(50.8)

Property, plant and equipment, net		2,609.9	2,633.0

We had no capital leases at December 31, 2020 and December 31, 2019.

Depreciation express for the years ended December 31, 2020 and 2019 was $45.2 million and $42.3 million, respectively.

6. INTANGIBLES

The following table provides the weighted average amortization rate, gross carrying value, accumulated amortization and net carrying value for each of our major classes of intangible assets:

December 31, 2020	Weighted Average Amortization Rate	Cost	Accumulated Amortization	Net
(millions of US dollars)
Customer relationships	2.0%	38.1	(1.1)	37.0
Software	20.0%	2.1	(0.9)	1.2
Interconnection costs	1.7%	7.2	(0.2)	7.0

Total net intangible assets		47.4	(2.2)	45.2

December 31, 2019	Weighted Average Amortization Rate	Cost	Accumulated Amortization	Net
(millions of US dollars)
Customer relationships	3.3%	38.1	(0.3)	37.8
Software	20.0%	2.1	(0.5)	1.6
Interconnection costs	1.7%	3.0	(0.1)	2.9

Total net intangible assets		43.2	(0.9)	42.3

For the years ended December 31, 2020 and 2019, our amortization expense related to intangible assets totaled $1.3 million and $0.8 million respectively. Estimated amortization expense for 2021 through 2023 is $1.3 million per year and $0.9 million per year in 2024 through 2025.

7. RELATED PARTY TRANSACTIONS

Related party transactions are conducted in the normal course of business and unless otherwise noted, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

We are currently party to a Construction, Operation and Management Agreement (the COM) with Spectra Energy NEXUS Management, LLC (the Operator). The Operator has been engaged to develop, construct, market, and operate our natural gas transmission assets, amongst other administrative responsibilities, and is to be reimbursed for all costs incurred in accordance with the COM. As the Operator is an indirect subsidiary of Enbridge, these transactions are inherently related party transactions.

Our transactions with entities related through common or joint control are as follows:

Statements of Earnings

Year ended December 31,	2020	2019
(millions of US dollars)
Operating revenues	143.9	129.0
Operating, maintenance and other	113.5	105.6

Statements of Financial Position

December 31,	2020	2019
(millions of US dollars)
Receivables - trade	12.0	12.2
Gas imbalance receivable	4.1	1.8
Construction advances	2.1	2.4
Current assets - other	2.9	2.5
Accounts payable - affiliates	16.6	19.3

Transactions billed from the Operator, included within Property, plant and equipment, net in the Consolidated Statements of Financial Position, were $13.2 million and $23.1 million for the years ended December 31, 2020 and 2019, respectively.

8. RISK MANAGEMENT

CREDIT RISK

Our principal customers for natural gas transportation services are local distribution companies, natural gas producers and marketers, and utilities located in Ohio, Michigan and Ontario, Canada. We have concentrations of receivables from these sectors throughout this region. These concentrations of customers may affect our overall credit risk in that risk factors can negatively affect the credit quality of the entire sector. Where exposed to credit risk, we analyze the customers’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of those limits on an ongoing basis. We also obtain parental guarantees, cash deposits, or letters of credit from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the regulatory or contractual terms and conditions applicable to each contract.

COVID-19 PANDEMIC RISK

The spread of the COVID-19 pandemic has caused significant volatility in Canada, the US and international markets. While we have taken proactive measures to deliver energy safely and reliably during this pandemic, given the ongoing dynamic nature of the circumstances surrounding COVID-19, the impact of this pandemic on our business remains uncertain.

9. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

As at December 31, 2020, we have commitments as detailed below:

	Total	Less than 1 year	2 years	3 years	4 years	5 years	Thereafter
(millions of US dollars)
Operating commitments	1,066.2	97.5	97.5	97.5	97.5	97.5	578.7

Total	1,066.2	97.5	97.5	97.5	97.5	97.5	578.7

GENERAL INSURANCE

We maintain, either independently, or through inclusion in the corporate insurance programs maintained by our respective owners in proportion to their respective interest in our company, insurance coverage in types and amounts, and with terms and conditions, that are generally consistent with coverage considered customary for our industry.

ENVIRONMENTAL

We are subject to various US federal, state and local laws relating to the protection of the environment. These laws and regulations can change from time to time, imposing new obligations on us.

Environmental risk is inherent to natural gas pipeline operations, we are at times, subject to environmental remediation obligations at various sites where we operate. We manage this environmental risk through appropriate environmental policies, programs and practices to minimize any impact our operations may have on the environment. To the extent that we are unable to recover payment for environmental liabilities from insurance or other potentially responsible parties, we will be responsible for payment of costs arising from environmental incidents associated with the operating activities of our natural gas business.

LITIGATION AND LEGAL PROCEEDINGS

We are involved in various legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits. While the final outcome of such actions and proceedings cannot be predicted with certainty, management believes that the resolution of such actions and proceedings will not have a material impact on our consolidated financial position or results of operations.

Legal costs related to the defense of loss contingencies are expensed as incurred. We had no material reserves for legal matters recorded at either December 31, 2020 or 2019, related to litigation.

10. SUBSEQUENT EVENTS

We have evaluated significant events and transactions that occurred from January 1, 2021 through March 16, 2021, the date the consolidated financial statements were issued, and no subsequent events requiring disclosure were noted.